Exhibit 99.1
Yingli Green Energy Announces Its Business Developments in China Market
Signs Sales Agreement with Shanxi Subsidiary of China Mobile for an Off-grid PV System in
Shanxi Province
Selected by Huawei to Supply PV Modules for its Base Stations
Provides Operating and Financial Updates for Second Quarter
BAODING, China — June 15, 2009 — Yingli Green Energy Holding Company Limited (NYSE: YGE) (“Yingli Green Energy”), one of the world’s leading vertically integrated photovoltaic (“PV”) product manufacturers, today announced that it has signed an off-grid PV system sales agreement with the Shanxi Branch of China Mobile, and that it has been selected by Huawei Technologies Co. Ltd. (“Huawei”) to supply PV modules for its base stations.
Yingli Green Energy has signed an off-grid PV system sales agreement with the Shanxi subsidiary of China Mobile, the largest mobile telecommunications operator in China, which expects to build a video monitoring system for forest fire prevention in Shanxi Province. Under this agreement, Yingli will supply the video monitoring system with 269 off-grid PV system units, totaling 0.47 MW. The Shanxi Forestry Bureau and the Shanxi subsidiary of China Mobile will be joint constructors for the video monitoring system, which is expected to cover 11 cities and 113 counties in Shanxi Province.
Additionally, Yingli Green Energy has been selected by Huawei, a leader in providing next generation telecommunications network solutions for operators around the world, to supply PV modules for its base stations in the second half of 2009.
“We are very pleased to continue to enhance our business relationships with China Mobile and Huawei,” commented Mr. Liansheng Miao, chairman and chief executive officer of Yingli Green Energy. “As one of the first solar companies in China, we established business relationships with China Mobile in 2003 and with Huawei in 2004. These recent wins further demonstrate our solid position as a qualified PV module and system supplier in China. Driven by the launch of the new PV application incentive policy and the increased focus on environmental protection in China, we expect to benefit from a strong period of growth in the Chinese PV industry.”
Mr. Miao continued, “The industry has experienced increased market demand for a variety of reasons, including the easing of the seasonality in Europe, considerable progress in clean energy incentive policy legislation in the United States and China, and a visible change of industry sentiment boosted by the successful Intersolar Conference hosted in Munich, Germany, last month.”
“We have experienced a substantial increase in demand since the start of the year and expect to see at least 70% increase in shipments in the second quarter over our shipments in the first quarter. In addition, our competitive cost structure, combined with lower prices of polysilicon in the spot market and under our long-term polysilicon supply contracts, gives us confidence in our ability to achieve the previously stated second quarter gross margin target, which is in the estimated range of 18% to 20%,” Mr. Miao concluded.
About Yingli Green Energy
Yingli Green Energy Holding Company Limited (NYSE: YGE) is one of the world’s leading vertically integrated PV product manufacturers. Yingli Green Energy designs, manufactures and sells PV modules and designs, assembles, sells and installs PV systems that are connected to an electricity transmission grid or operate on a stand-alone basis. Based in Baoding, China, Yingli Green Energy sells its PV modules to system integrators and distributors located in various markets around the world, including Germany, Spain, Italy, South Korea, Belgium, France, China and the United States. For more information, please visit www.yinglisolar.com.
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “is/are likely to” and similar statements, in particular, those relating to the anticipated shipments for the second quarter of 2009 and the expected gross margin target for the same quarter. Such statements are based upon management’s current expectations and projections about future events and financial trends, as well as current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy’s control, which may cause Yingli Green Energy’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy’s filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.
For further information, please contact:
In China:
Qing Miao
Director, Investor Relations
Yingli Green Energy Holding Company Limited
Tel: +86-312-3100-502
Email: ir@yinglisolar.com
Courtney Shike
Brunswick Group LLC
Tel: +86-10-6566-2256
Email: yingli@brunswickgroup.com
In the United States:
Katie Cralle
Brunswick Group LLC
Tel: +1-212-333-3810
Email: kcralle@brunswickgroup.com